INTERACTIVE STRENGTH INC.

1005 Congress Avenue, Suite 925

Austin, TX 78701

January 16, 2026

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kristin Baldwin

Re:	Interactive Strength Inc.
Registration Statement on Form S-3
File No. 333-288683

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: January 21, 2026

Requested Time: 4:35 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Interactive Strength Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement, as amended, be accelerated so that it will be declared effective at 4:35 p.m. Eastern Time on Wednesday, January 21, 2026, or as soon thereafter as possible.

Please contact our counsel, Lindsay Cho of Lucosky Brookman LLP at (732) 395-4508 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Ms. Cho by telephone when this request for acceleration has been granted.

* * * *

Very Truly Yours,

Interactive Strength Inc.

/s/ Trent A. Ward
Trent A. Ward
Chief Executive Officer